Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

This Management’s Discussion and Analysis is prepared as of January 14, 2011

A copy of this report will be provided to any shareholder who requests it.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

NOTE REGARDING FORWARD -LOOKING STATEMENTS:

This report and the documents incorporated by reference herein contain “forward-looking statements” and forward-looking information (collectively, “Forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact that address activities, events or developments that Platinum Group Metals Ltd. (the “Company”, “Platinum Group” or “PTM”) believes, expects or anticipates will, may, could or might occur in the future (including without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flows and costs, estimated project economics, mineral resource and mineral reserve estimates, potential mineralization, potential mineral resources and mineral reserves, projected timing of possible production, the Company’s exploration and development plans and objectives with respect to its projects and the successful exercise of the Maseve Subscription Right (defined below) are forward-looking statements.

These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements in respect of capital costs, operating costs, production rate, grade per tonne and smelter recovery are based upon the estimates in the Updated Feasibility Study (defined below) and the forward-looking statements in respect of metal prices and exchange rate are based upon the three year trailing average prices and the assumptions contained in the Updated Feasibility Study.

Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results were realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events of the Company to differ materially from current expectations include, among other things: metals price volatility; additional financing requirements; economic and political instability; the ability to obtain and maintain necessary permits; fluctuations in the relative values of the Canadian dollar as compared to the South African Rand and the United States dollar; the ability of the Company to purchase the necessary surface rights for its mineral properties; property title risks including defective title to mineral claims or property; the mineral exploration industry is extremely competitive; South African foreign exchange controls may limit repatriation of profits; the Company’s designation as a “passive foreign investment company”; discrepancies between actual and estimated reserves and resources, between actual and estimated development and operating costs, between actual and estimated metallurgical recoveries and between estimated and actual production; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, South Africa or other countries in which the Company does or may carry out business in the future; success of exploration activities and permitting time lines; the speculative nature of mineral exploration, development and mining, including the risks of obtaining necessary licenses and permits; exploration, development and mining risks and the inherently dangerous nature of the mining industry, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, mine collapses, cave-ins or flooding and the risk of inadequate insurance or inability to obtain insurance to cover these risks and other risks and uncertainties; the Company’s limited experience with development-stage mining operations; the Company has a history of losses; most of the Company’s properties contain no proven reserves; the ability of the Company to retain its key management employees; conflicts of interest; dilution through the exercise of outstanding options and warrants; share price volatility and no expectation of paying dividends; any disputes or disagreements with the Company’s joint venture partners; socio-economic instability in South Africa or regionally; the Company’s land in South Africa could be subject to land restitution claims; any adverse decision in respect of the Company’s prospecting or future mining rights and projects in South Africa; the introduction of South African State royalties where the Company’s current mineral reserves are located; and the other risks disclosed under the heading “Risk Factors” in the Company’s annual information form dated January 12, 2011 which is available electronically at www.sedar.com.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES:

All resource estimates contained in this report have been prepared in accordance with National Instrument 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System in compliance with Canadian securities laws, which differ from the requirements of United States securities laws. Without limiting the foregoing, this report uses the terms “measured resources”, “indicated resources” and “inferred resources”. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (“SEC”) does not recognize them. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. U.S. investors are cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Information concerning descriptions of mineralization and resources contained in this report may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Management Discussion and Analysis

This management discussion and analysis (“MD&A”) of the Company focuses on the financial condition and results of operations of the Company for the three months ended November 30, 2010 and should be read in conjunction with the unaudited consolidated financial statements of the Company for the quarter ended November 30, 2010 together with the notes thereto.

The Company prepares its financial statements in accordance with generally accepted accounting principles in Canada (“Canadian GAAP”). All dollar figures included therein and in the following discussion and analysis are quoted in Canadian dollars unless otherwise noted.

1.

DESCRIPTION OF BUSINESS

Platinum Group Metals Ltd. is a British Columbia corporation incorporated on February 18, 2002 by an order of the Supreme Court of British Columbia approving an amalgamation between Platinum Group Metals Ltd. and New Millennium Metals Corporation. The Company is an exploration and development company conducting work primarily on mineral properties it has staked or acquired by way of option agreement in the Republic of South Africa and Ontario, Canada. The Company completed a definitive Feasibility Study in July 2008 and an Updated Feasibility Study in October 2009 with respect to Project 1 of what was then the Western Bushveld Joint Venture (“WBJV”) in the Republic of South Africa. Included in each Study is a declaration of reserves at the time of publication.

On September 2, 2008, the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV (the “WBJV Restructuring”).  On December 9, 2008, the Company announced the execution of definitive agreements formalizing the earlier announcement.  On April 22, 2010 the WBJV Restructuring was completed.  The Company now holds its interests in Projects 1 and 3 through its shareholding of project operating company Maseve Investments 11 (Pty) Limited (“Maseve”).  See further details below.

The Company defers all acquisition, exploration and development costs related to mineral properties. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the property, and any future profitable production; or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

a)

Results of Operations

For the Three Months Ended November 30, 2010

Any reference to “period” hereafter refers to the 3 months ended November 30, 2010.

At November 30, 2010 the Company had cash and cash equivalents of $144.52 million as compared to $31.88 million on November 30, 2009. The increase in cash during the period was due primarily to closing a bought deal financing on November 3, 2010 for gross proceeds of $143.81 million.  Accounts receivable at period end totaled $651,655 (November 30, 2009 - $339,978) being comprised mainly of value added taxes refundable in South Africa of $281,894 and in Canada of $162,119.  Accounts payable at period end totaled $1.72 million (November 30, 2009 - $1.36 million). Of this amount approximately $373,000 was payable for legal costs relating to general corporate work as well as financing issue costs, $236,000 was due for advisory and consulting expenses, $105,000 was payable for accounting and tax consulting, approximately $190,000 was due to the TSX for equity issue costs and approximately $335,000 was payable for ongoing exploration expenses - much of which will be recoverable from joint venture partner Japan Oil, Gas and Minerals National Corporation (“JOGMEC”).

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

At August 31, 2010 the Company held amounts due to JOGMEC for advances against planned work on North Limb joint ventures in the amount of $12,977 (November 30, 2009 – $295,636 receivable).

During the quarter the Company had a net loss before taxes of $4,413,811 (November 30, 2009 – ($774,067) net gain). The November 30, 2009 result was due primarily to a realized gain of $2.10 million on the sale of marketable securities.

Before a non-cash charge for stock based compensation of $3.52 million (2009 - $137,600), and not including net interest earned of $164,937 (November 30, 2009 - $35,444), general and administrative expenses totaled $1.06 million (November 30, 2009 - $1.23 million).  The decrease in general and administrative expenses is explained for in part by a foreign exchange gain of $185,950 in the three months to November 30, 2010 versus a loss of $9,034 in the comparative period in 2019, which was the result of favorable timing on purchase of South African Rand, and lower management and consulting fees of $197,969 (November 30, 2009 - $260,365). Most other administrative costs are similar in amount to what they were in the comparative period. Offsetting some of these decreased costs were increased shareholder relations expenses of $99,295 (November 30, 2009 - $45,991) and higher travel expenses of $148,395 (November 30, 2009 - $108,048). The amount of salaries and benefits expensed in the quarter was also slightly higher at $388,541 (November 30, 2009 - $370,556).

Apart from the net interest of $164,937 (November 30, 2009 - $35,444) earned on cash deposits during the year, the Company had no other significant revenues.  In October and November of 2010 the Company closed a bought deal financing and an over-allotment option for gross proceeds of $143.81 million on the issue of 70.15 million shares. Issue costs, including a 5.5% commission to the Agents and their legal costs, totalled $8.44 million. Proceeds of this financing are to be used to acquire a further 19.25% interest in Maseve for subscriptions in the amount of R 408.8 million (approx. $59.16 million as of January 10, 2011), thereby increasing the Company’s shareholding in Maseve to 74%. The balance of funds will be used for the Company’s 74% share of a phase one project development budget of $100 million and for general working capital.  See item 6. “Liquidity and Capital Resources” below.

During the period ended November 30, 2010 the Company incurred exploration, engineering and development costs for the Company’s account of $364,366 for Projects 1 and 3 (November 30, 2009 - $168,265).  Total Project 1 and 3 expenditures during the period amounted to $665,509 (November 30, 2009 - $389,737).  After April 22, 2010 the WBJV was dissolved and expenditures related to Projects 1 and 3 were conducted by the Company’s 54.75% owned operating subsidiary Maseve.  See further details below.

Total global exploration expenditures by the Company during the year, excluding Project 1 and 3, totaled $646,533 (November 30, 2009 - $716,360). Expenditures in South Africa amounted to $645,333 (November 30, 2009 - $716,360) and in Canada to $1,200 (November 30, 2009 - $Nil).  From the amounts incurred in South Africa, cost recoveries in the amount of $638,464 (November 30, 2009 - $704,664) were received from JOGMEC, leaving net expenditures outside of Projects 1 and 3 by the Company during the period at $8,069 (November 30, 2009 - $11,696).

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

In October 2010 the Company appointed Mr. Thys Uys as the Company’s representative and project manager for the development of the Project 1 Platinum Mine.  Mr. Uys is a Professional Engineer with more than 21 years of management experience in project feasibility and implementation in South Africa, including new and expansion mines and processing plants for platinum, gold, coal and base metals.  Mr. Uys has also managed projects for smelting facilities in ferro chrome, ferro manganese and copper/cobalt.  Throughout his career Mr. Uys has assembled multi-disciplinary teams of national and international professionals to execute the projects under his management.

Mr. Uys has worked as project manager for several major producers of platinum, including projects in the immediate vicinity of the WBJV.  While under contract to Anglo Platinum Mr. Uys was assigned as Anglo’s technical representative to the WBJV during Anglo’s participation in the project, prior to being bought out on April 22, 2010.

Platinum Group Metals and Mr. Uys have expanded the owners team to include a dedicated quantity surveyor for cost engineering services, contract and capital control administrators and a permitting consultant responsible for the Environmental Impact Assessment and Management Plan, all who have worked with Thys Uys before on large scale mining construction projects.

Activities for Projects 1 and 3 during the period included research and data review, prospecting, mapping, detailed engineering, drilling of project areas, geophysical studies, geotechnical work, metallurgical studies and mine plan and scheduling work. The Company has paid approximately $1.24 million to the South African power utility Company (ESKOM) deposits against their work to design infrastructure for the delivery of construction power and commercial production power to the property.

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay as a strategic holding against possible price increases for palladium and platinum.  Further land has been staked in the first quarter (September 1- November 30, 2010). Winter and spring 2011 exploration and drilling programs are now being planned.  The Company has hired a new Canadian exploration manager at the beginning of January 2011 to run the Canadian program. In the year ended August 31, 2010 the Company incurred $238,758 in geophysical and other ground based work in the Thunder Bay area.

For more information about the former WBJV, the Company’s Projects 1 and 3 and the Company’s other mineral properties, please refer to Notes 4. of the Company’s November 30, 2010 unaudited financial statements and below.

The Company’s own complement of staff, consultants and casual workers consists of approximately 30 individuals at present. Office space and support services in Canada and South Africa are being maintained at similar levels in 2011 as compared to 2010.

The Company still actively reviews many potential property acquisitions in the normal course of business. The Company also makes efforts to raise its profile and liquidity in the capital markets.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

The following tables set forth selected financial data from the Company’s annual audited financial statements and should be read in conjunction with those financial statements:

	Year ended Aug 31, 2010	Year ended Aug 31, 2009	Year ended Aug. 31, 2008
Interest income	$442,142 (1)	$139,548	$243,339
Net Income (Loss)	$26,660,174 (2)	($6,963,384)	($5,086,589)
Basic Earnings (Loss) per Share	$0.29 (3)	($0.10)	($0.08)
Diluted Earnings (Loss) per Share	$0.28 (3)	($0.10)	($0.08)
Total Assets	$126,991,003 (4)	$67,070,797	$32,492,583
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

Explanatory Notes:

(1)

The Company’s only significant source of revenue during the years ending August 31, 2008 to 2010 was interest revenue from interest bearing accounts held by the Company. The amount of interest earned correlates directly to the interest rate at the time and the amount of cash on hand during the year referenced.

(2)

During the year ended August 31, 2010 the Company had net income of $26.66 million. The current year’s income arises from a gain of $2.80 million from selling marketable securities and $45.62 million on the deemed sale for accounting purposes of an 18.5% interest in Project 2 of what was the WBJV. There is also a $14.58 million future income tax associated with this gain. The Company’s net loss during the year ending August 31, 2009 was higher than in 2008 due to several factors. Compensation expense totalled $1.89 million in 2010 and $1.62 million in 2009 as opposed to $1.35 million in 2008. Another factor is the stock compensation expense which totalled $137,600 in 2010 and $2.1 million in 2009 as opposed to $580,128 in 2008. If one removes the effect of these factors from each fiscal year the recorded annual loss is $5.15 million in 2010; $3.25 million for 2009, and $3.16 million for 2008. The remaining general and administrative costs are higher in 2010 than in 2009 and 2008 except for travel expenses and shareholder relations. The Company also had a $1.34 million increase in foreign exchange loss when comparing 2010 to 2009 and a $360,173 increase in foreign exchange gains when comparing 2009 to 2008. The Company had a foreign exchange loss of $37,340 in 2008 to a $322,833 gain in 2009, and then back to $1,013,115 loss in 2010.

(3)

Basic earnings (loss) per common share are calculated using the weighted average number of common shares outstanding.  The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. In periods when a loss is incurred, the effect of potential issuances of shares under options and share purchase warrants would be anti-dilutive, and accordingly basic and diluted loss per share are the same.

(4)

Total assets had been increasing year-on-year primarily as a result of the Company’s cash balance and continued investment in mineral properties funded by completion of private placement equity financings. At August 31, 2010 the Company held $2.37 million (2009 - $32.97 million; 2008 - $1.78 million) in cash and cash equivalents. The Company’s cash balance at August 31, 2010 was much lower than 2009 but similar to 2008 as it did not complete any equity financings during 2008 and 2010.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending	Interest & Other Income(1)	Net Gain (Loss) (2)	Net Basic (Loss) Earnings per Share
November 30, 2010	$164,937	($4,338,511)	($0.03)
August 31, 2010	$9,352	($4,140,280)	($0.04)
May 31, 2010	$220,145	$31,183,948	$0.33
February 28, 2010	$177,201	($975,747)	($0.01)
November 30, 2009	$35,444	$592,253	$0.01
August 31, 2009	$41,315	($1,718,457)	($0.02)
May 31, 2009	$73,959	($1,478,807)	($0.02)
February 28, 2009	$24,172	($1,665,682)	($0.03)

Explanatory Notes:

(1) The Company’s primary source of revenue during the quarters listed above was interest revenue from interest bearing accounts held by the Company. The amount of interest revenue earned correlates directly to the amount of cash on hand during the period referenced.

(2) Net gains (losses) by quarter are often materially affected by the timing and recognition of large non-cash income, expenses or write-offs. The quarter ended November 30, 2010 includes a non-cash charge for stock based compensation in the amount of $3.52 million. Although there was not any in the quarter ended August 31, 2010 the quarter ended May 31, 2010 included a non-cash realized gain for the deemed sale for accounting purposes of the Company’s 18.5% interest in Project 2 of the WBJV at an estimated fair market value of $45.62 million and a future income tax expense accrual for $14.58 million.  In the quarter ended February 28, 2010 there were no non-cash income, expenses or write-offs but for example, the quarter ended November 30, 2009 includes a non-cash charge for stock based compensation in the amount of $137,600, and a non-cash gain realized on marketable securities of $2.1 million. The quarter ended August 31, 2009 includes a non-cash charge for stock based compensation in the amount of $705,750, the quarter ended May 31, 2009 includes a non-cash charge for stock based compensation in the amount of $219,535, the quarter ended February 28, 2009 includes a non-cash charge for stock based compensation in the amount of $373,042. After adjusting these non-cash charges, the results for the quarters listed show a more consistent trend, with a general growth in expenses over time that is consistent with the Company’s increased exploration and corporate activities over the past two years as described above at “Discussion of Operations and Financial Condition”.

The Company has not declared nor paid dividends on its common shares. The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

b)

Trend Information

Other than the financial obligations as set out in the table provided at Item 6. below, there are no demands or commitments that will result in, or that are reasonably likely to result in, the Company’s liquidity either increasing or decreasing at present or in the foreseeable future. The Company will require additional capital in the future to meet both its contractual and non-contractual project related expenditures as set out in the table at Item 6. It is unlikely that the Company will generate sufficient operating cash flow to meet all of these expenditures in the foreseeable future. Accordingly, the Company will need to raise additional capital by issuance of securities or by a sale or partnering of project interests in order to meet its ongoing cash requirements.  See discussions at item 2. a) "Results of Operations" above and at item 6. "Liquidity and Capital Resources" below. The Company has completed an Updated Feasibility Study for the Project 1 area of the WBJV. If a production decision is taken the Company will pursue both equity and debt financing for its share of the capital requirements for that project.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

c)

Risk Factors

The Company’s securities should be considered a highly speculative investment and investors should carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company. For a discussion of risk factors applicable to the Company, see the section entitled “Risk Factors” in the Company’s most recent annual information form filed with Canadian provincial securities regulators, which was also filed as part of the Company’s most recent annual report on Form 40-F with the U.S. Securities & Exchange Commission. Without limiting the foregoing, the following risk factors should be given special consideration when evaluating an investment in the Company’s securities.

General

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in quantity and/or quality to return a profit from production.

Additional Funding May be Required

The Company may not have sufficient cash resources on hand to meet all of the Company's future financial requirements relating to the exploration, development and operation of the Company's projects. The Company may require additional financing from external sources, such as joint ventures, debt financing or equity financing, in order to meet such requirements and carry out the future development of the Company's projects and external growth opportunities. The success and the pricing of any such capital raising and/or debt financing will be dependent upon the prevailing market conditions at that time. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, this may have a depressive effect on the price of the Company's securities and the interests of shareholders in the net assets of the Company may be diluted. Any failure by the Company to obtain required financing on acceptable terms could cause the Company to delay development of its material projects and could have a material adverse effect on the Company's financial condition, results of operations and liquidity.

Metal prices affect the success of the Company’s business

Metal prices have historically been subject to significant price fluctuations over the last two year period.  No assurance may be given that metal prices will remain stable.  Significant price fluctuations over short periods of time may be generated by numerous factors beyond the control of the Company, including domestic and international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increases or decreases in production due to improved mining and production methods.  Significant or continued reductions or volatility in metal prices may have an adverse effect on the Company’s business, including the amount of the Company’s reserves, the economic attractiveness of the Company’s projects, the Company’s ability to obtain financing and develop projects and, if the Company’s projects enter the production phase, the amount of the Company’s revenues or profit or loss.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

The Company’s business is subject to exploration and development risks

With the exception of Project 1, all of the Company’s properties are in the exploration stage and no known reserves have been discovered on such properties.  At this stage, favourable drilling results, estimates and studies are subject to a number of risks, including:

•

the limited amount of drilling and testing completed to date;

•

the preliminary nature of any operating and capital cost estimates;

•

the difficulties inherent in scaling up operations and achieving expected metallurgical recoveries;

•

the likelihood of cost estimates increasing in the future; and

•

the possibility of difficulties procuring needed supplies of electrical power and water.

There is no certainty that the expenditures to be made by the Company or by its joint venture partners in the exploration of the properties described herein will result in discoveries of precious metals in commercial quantities or that any of the Company’s properties will be developed.  Most exploration projects do not result in the discovery of precious metals and no assurance can be given that any particular level of recovery of precious metals will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited.  The resource and reserve estimates contained herein have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate.  Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.  In addition, the grade and/or quantity of precious metals ultimately recovered may differ from that indicated by drilling results.  There can be no assurance that precious metals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.  Extended declines in market prices for platinum, palladium, rhodium and gold may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization.  Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on the Company’s results of operations or financial condition.  Amendments to the mine plans and production profiles may be required as the amount of resources changes or upon receipt of further information during the implementation phase of the project.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

The Company requires various permits in order to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company

The Company’s current and anticipated future operations, including further exploration, development activities and commencement of production on the Company’s properties, require permits from various South African national, provincial, territorial and local governmental authorities.  In particular, the Company must obtain a mining right for Project 1 and an Environmental Impact Assessment must be completed.  Although it is probable that the Company will be granted a mining right, there can be no absolute assurance that all licenses and permits which the Company requires for the construction of mining facilities and the conduct of mining operations will be obtainable on reasonable terms, or at all.  Delays or a failure to obtain such licenses and permits, or a failure to comply with the terms of any such licenses and permits that the Company has obtained, could have a material adverse impact on the Company.

The Company is subject to the risk of fluctuations in the relative values of the Canadian Dollar as compared to the South African Rand and the United States Dollar

The Company may be adversely affected by foreign currency fluctuations.  The Company is primarily funded through equity investments into the Company denominated in Canadian Dollars.  In the normal course of business the Company enters into transactions for the purchase of supplies and services denominated in South African Rand.  The Company also has cash and certain liabilities denominated in South African Rand.  Several of the Company’s options to acquire properties or surface rights in the Republic of South Africa may result in payments by the Company denominated in South African Rand or in U.S. Dollars.  Exploration, development and administrative costs to be funded by the Company in South Africa will also be denominated in South African Rand.  Fluctuations in the exchange rates between the Canadian Dollar and the South African Rand or U.S. Dollar may have an adverse or positive affect on the Company.

Not all of the Surface Rights titles for Project 1 have been registered

The Company has purchased approximately 2,655 hectares (6,560 acres) of contiguous surface rights over the area where all of the proposed infrastructure will be located as designed in the Updated Feasibility Study.  The Company owns registered title of approximately 942 hectares outright. Prior to August 31, 2010 the Company paid a 10% deposit of R13.0 million (approx. $1.88 million) on the purchase of approximately 1,713 hectares, including significant surface facilities.  In December 2010 the Company executed its purchase right and made a payment in trust for the vendors of the purchase price balance due of R 117.0 million (approx. $16.71 million when paid).  Conveyance and registration of title to the Company’s operating company Maseve is in process at the time of writing.  An allowance for the cost of purchasing surface rights was included in the Updated Feasibility Study.  The failure to complete the conveyance and title registration into the name of Maseve for the 1,713 hectare property described above could possibly delay the development of Project 1.

The mineral exploration industry is extremely competitive

The resource industry is intensely competitive in all of its phases, and the Company competes with many companies that possess greater financial resources and technical facilities.  Competition could adversely affect the Company’s ability to acquire suitable new producing properties or prospects for exploration in the future.  Competition could also affect the Company’s ability to raise financing to fund the exploration and development of its properties or to hire qualified personnel.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

South African foreign exchange controls may limit repatriation of profits

Loan capital or equity capital may be introduced into South Africa through a formal system of exchange control.  Proceeds from the sale of assets in South Africa owned by a non-resident are remittable to the non-resident.  Approved loan capital is generally remittable to a non-resident company from business profits.  Dividends declared by a non-listed South African company are remittable to non-resident shareholders.  However, there can be no assurance that restrictions on repatriation of earnings from the Republic of South Africa will not be imposed in the future.

Judgments based upon the civil liability provisions of the United States federal securities laws may be difficult to enforce

The ability of investors to enforce judgments of United States courts based upon the civil liability provisions of the United States federal securities laws against the Company and its directors and officers may be limited due to the fact that a majority of these persons reside outside of the United States and, in respect of the Company’s directors and officers, their assets are located outside the United States.  There is uncertainty as to whether Canadian courts would: (i) enforce judgments of United States courts obtained against the Company or its directors and officers predicated upon the civil liability provisions of the United States federal securities laws, or (ii) entertain original actions brought in Canadian courts against the Company or such persons predicated upon the federal securities laws of the United States, as such laws may conflict with Canadian laws.  In Canada, civil rights are within the legislative jurisdiction of the Provinces and Territories.  The Province of British Columbia, in which the Company and all of its directors and officers are resident, does not have laws for the reciprocal enforcement of judgments of United States courts.

The Company is subject to significant governmental regulation

The Company’s operations and exploration and development activities in South Africa and Canada are subject to extensive federal, state, provincial, territorial and local laws and regulation governing various matters, including:

•

environmental protection;

•

management and use of toxic substances and explosives;

•

management of natural resources;

•

exploration, development of mines, production and post-closure reclamation;

•

exports;

•

price controls;

•

taxation;

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

•

regulations concerning business dealings with local communities;

•

labour standards and occupational health and safety, including mine safety; and

•

historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures.  The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements.  It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of the Company’s properties.

The Company’s operations are subject to environmental laws and regulation that may increase the Company’s costs of doing business and restrict its operations

Environmental legislation on a global basis is evolving in a manner that will ensure stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessment of proposed development and a higher level of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes to environmental legislation in Canada or South Africa will not adversely affect the Company’s operations.  Environmental hazards may exist on the Company’s properties which are unknown at present and which have been caused by previous or existing owners or operators.  Furthermore, future compliance with environmental reclamation, closure and other requirements may involve significant costs and other liabilities.  In particular, the Company’s operations and exploration activities are subject to Canadian and South African national and provincial laws and regulations governing protection of the environment.  Such laws are continually changing and, in general, are becoming more restrictive.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

The Company has not made any material expenditure for environmental compliance to date.  However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse affect on the Company’s financial performance.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Mining is inherently dangerous and subject to conditions or events beyond the Company’s control, which could have a material adverse effect on the Company’s business

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fire, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks as a result of high premiums or other reasons.  Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the Company’s securities.

The Company has limited experience with development-stage mining operations

Although there are personnel within the Company who have experience with development stage mining operations, the Company’s ability to place projects into production will be dependent upon using the services of both mining contractors and additional appropriately experienced personnel or entering into agreements with other major resource companies that can provide such expertise. There can be no assurance that the Company will have available the necessary expertise when and if the Company places its mineral properties into production.

The Company has a history of losses

Apart from positive net income in fiscal 2010 resulting from a non-cash gain for accounting purposes in 2010, the Company has a history of losses, including net losses of $6,963,384 in the year ended August 31, 2009; $5,086,589 in the year ended August 31, 2008; and $6,758,123 in the year ended August 31, 2007.  At August 31, 2009 the Company had an accumulated deficit of $34,218,900 while at August 31, 2008, the accumulated deficit was $27,255,516 and at August 31, 2007 the accumulated deficit was $22,168,927.  The Company anticipates continued losses for the foreseeable future until it can successfully place one or more of its properties into commercial production on a profitable basis.

The Company has a lack of cash flow at present.  Historically, the only source of funds available to the Company has been through the sale of its equity securities and minor cost recoveries.  None of the Company’s properties are currently in production, and although the Updated Feasibility Study indicates a positive economic model for Project 1, and the Company has initiated development of Project 1, there is no certainty that the Company will succeed in placing that project into production.

The Company’s continuing operations and the recoverability of the amounts capitalized for mineral properties in its consolidated financial statements, prepared in accordance with Canadian GAAP, is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay the Company’s liabilities arising from normal business operations when they become due. External financing, predominately by the issuance of equity to the public, will be sought to finance the Company’s operations; however, there is no assurance that sufficient funds will be raised.

Most of the Company’s properties contain no known reserves

Project 1 contains mineral reserves.  The remaining properties are in the exploration stage meaning that the Company has not determined whether such properties contain mineral reserves that are economically recoverable.  Failure to discover economically recoverable reserves on a mineral property will require it to write-off the costs capitalized for that property in its Canadian GAAP financial statements.  At November 30, 2010 deferred acquisition, exploration and development costs related to all of the Company’s mineral property interests outside of Projects 1 and 3 the former WBJV  totalled $6,513,341 (August 31, 2010 - $6,437,564, August 31, 2009 - $6,057,034).

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

The Company depends on its key management employees

The Company’s development to date has depended, and in the future will continue to depend, on the efforts of its key management figures: R. Michael Jones, the Company’s President, CEO and director; Frank R. Hallam, the Company’s CFO and director; and Peter Busse, the Company’s Chief Operating Officer.  The loss of any of the Company’s key management figures could have a material adverse effect on it.  The Company has entered into contracts with the named directors, officers and employees.  It does not maintain key man insurance on any of its management.

The Company’s directors may be associated with other mineral resource companies

Certain of the Company’s officers and directors may become associated with other natural resource companies that acquire interests in mineral properties.  R. Michael Jones, the Company’s President, CEO and director is also a director of West Kirkland Mining Inc. (“WKM”), a public company with mineral exploration properties in Ontario and Nevada, a director of MAG Silver Corp. (“MAG Silver”), a public company with silver properties in Mexico, and a director of Nextraction Energy Corporation (“Nextraction”), a public company with oil properties in Kentucky and Wyoming.  Frank Hallam, the Company’s CFO and director, is also a director of MAG Silver, a director of WKM, a director of Lake Shore Gold Corp, and a director of Nextraction. Eric Carlson, a director of the Company, is also a director of MAG Silver, WKM and Nextraction.  Barry Smee, a director of the Company, is also a director of Almaden Resources Ltd., a company with projects in Mexico, the USA and Canada. Any conflicts which may arise will be dealt with as disclosed below.

Such associations may give rise to conflicts of interest from time to time.  The Company’s directors are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company.  If a subject involving a conflict of interest arises at a meeting of the board of directors, any director in a conflict will disclose his interest and abstain from voting on such matter.  In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company’s financial position at that time.

The Company’s share price has been volatile in recent years

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of many companies, particularly those considered exploration or development stage companies, have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies.  In particular, the per share price of the Common Shares on the TSX fluctuated from a high of Cdn$2.92 to a low of Cdn$1.31 and on the NYSE-A from a high of US$2.89 to a low of US$1.11 within the twelve month period preceding the date of the Prospectus which was issued in October 2010.  There can be no assurance that continual fluctuations in price will not occur.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

The Company does not expect to pay dividends

The Company has not paid any dividends since incorporation and it has no plans to pay dividends for some time.  The Company’s directors will determine if and when dividends should be declared and paid in the future based on the Company’s financial position at the relevant time.  All of the common shares are entitled to an equal share of any dividends declared and paid.

The Company’s prospecting rights are subject to title risks

The Company’s prospecting rights may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. The Company holds its interest in Project 1 and Project 3 through its holdings of Maseve, which company in turn holds 100% of the prospecting rights comprising Project 1 and Project 3.  Although duly approved and issued, these prospecting rights are still in process of final title registration by the Government of the Republic of South Africa.  These or other defects could adversely affect the Company’s title to such properties or delay or increase the cost of the development of such prospecting rights.

Any disputes or disagreements with the Company’s joint venture partners could materially and adversely affect the Company’s business

PTM RSA is a party to a shareholders agreement with Africa Wide and Maseve related to the exploration and development of Project 1 and Project 3 (the “Maseve Shareholders Agreement”).  Certain members of the management and boards of directors of Maseve are nominated by Wesizwe. Although the Company has majority control of Maseve and its board of directors, there is no assurance that the strategic direction of the WBC Project will always be consistent with the Company’s objectives. Any change in the management or strategic direction of Wesizwe or one or more of the Company’s other joint venture partners could materially and adversely affect the Company’s business and results of operations.  Additionally, if a dispute arises between the Company and a joint venture partner which cannot be resolved amicably, the Company may be unable to move its projects forward and may be involved in lengthy and costly proceedings to resolve the dispute, which could materially and adversely affect the Company’s business and results of operations.

Socio-economic instability in South Africa or regionally may have an adverse effect on the Company’s operations and profits

The Company has ownership interests in significant projects in South Africa. As a result, it is subject to political and economic risks relating to South Africa, which could affect an investment in the Company. South Africa was transformed into a democracy in 1994. The government policies aimed at redressing the disadvantages suffered by the majority of citizens under previous governments may impact the Company’s South African business.  In addition to political issues, South Africa faces many challenges in overcoming substantial differences in levels of economic development among its people. While South Africa features highly developed and sophisticated business sectors and infrastructure at the core of its economy, large parts of the population do not have access to adequate education, health care, housing and other services, including water and electricity.

The Company is subject to a number of South African statutes aimed at promoting the accelerated integration of historically disadvantaged South Africans, including the MPRDA, the Broad-Based Black Economic Empowerment Act, 2003 (the “BEE Act”) and the Broad-Based Socio-Economic Empowerment Charter for the South African Mining Industry (the “Charter”).  To ensure that the socio-economic strategies are implemented, the BEE Act provided for Codes of Good Practice (the “Codes”) issued by the South African Minister of Trade and Industry which specify empowerment targets consistent with the objectives of the BEE Act.  The scorecard of the Mining Charter requires the mining industry’s commitment of applicants in respect of ownership, management, employment equity, human resource development, procurement and beneficiation.  The Charter also set out targets and criteria for broad-based black economic empowerment.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

The Company cannot predict the future political, social and economic direction of South Africa or the manner in which government will attempt to address the country’s inequalities. It is also difficult to predict the impact of addressing these inequalities on the Company’s business. Furthermore, there has been regional, political and economic instability in countries north of South Africa.  Such factors may have a negative impact on the Company’s ability to own, operate and manage its South African mining projects.

The Company’s land in South Africa could be subject to land restitution claims which could impose significant costs and burdens

The Company’s privately held land could be subject to land restitution claims under the South African Restitution of Land Rights Act 1994 (the “Land Claims Act”). Under the Land Claims Act, any person who was dispossessed of rights in land in South Africa as a result of past racially discriminatory laws or practices without payment of just and equitable compensation is granted certain remedies, including the restoration of the land against payment of the owner of compensation by the state. Under the Land Claims Act, persons entitled to institute a land claim were required to lodge their claims by December 31, 1998. The Company has not been notified of any land claims, but any claims of which it is notified in the future could have a material adverse effect on its right to the properties to which the claims relate and, as a result, on the Company’s business, operating results and financial condition.

The South African Restitution of Land Rights Amendment Act 2004 (the “Amendment Act”), became law on February 4, 2004. Under the Land Claims Act, the South African Minister for Agriculture and Land Affairs (the “Land Minister”), may not acquire ownership of land for restitution purposes without a court order unless an agreement has been reached between the affected parties. The Amendment Act, however, entitles the Land Minister to acquire ownership of land by way of expropriation either for claimants who do not qualify for restitution, or, in respect of land as to which no claim has been lodged but the acquisition of which is directly related to or affected by a claim, the acquisition of which would promote restitution to those entitled or would encourage alternative relief to those not entitled. Expropriation would be subject to provisions of legislation and the South African Constitution which provides, in general, for just and equitable compensation. There is, however, no guarantee that any of the Company’s privately held land rights could not become subject to acquisition by the state without the Company’s agreement, or that the Company would be adequately compensated for the loss of its land rights, which could have a negative impact on the Company’s South African projects and therefore an adverse effect on its business and financial condition.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Any adverse decision in respect of the Company’s mineral rights and projects in South Africa under the MPRDA could materially affect the Company’s projects in South Africa

With the enactment of the MPRDA, the South African state became the sole regulator of all prospecting and mining operations in South Africa.  All prospecting and mining licences and claims granted in terms of any prior legislation became known as the “old order rights”.  All prospecting and mining rights granted in terms of the MPRDA are “new order rights”. All old order prospecting rights had to be lodged for conversion by May 1, 2006 and all old order mining rights had to be lodged for conversion by May 1, 2009.  Provided a compliant conversion application was lodged before the cut-off date, the old order prospecting or mining right will remain valid pending the conversion.  The treatment of these conversions, new applications and pending applications is uncertain and any adverse decision by the relevant regulatory authorities under the new legislation may adversely affect title to the Company’s mineral rights in South Africa which could stop, materially delay or restrict the Company from proceeding with its exploration activities or any future development activities or mining operations.

A wide range of factors and principles must be taken into account by the South African Minister of Mineral Resources when considering applications for conversion of old order rights or applications for new order rights. These factors include the applicant’s access to financial resources and appropriate technical ability to conduct the proposed prospecting or mining operations, the environmental impact of the operation and, in the case of prospecting rights, considerations relating to fair competition. Other factors include considerations relevant to promoting employment and the social and economic welfare of all South Africans and showing compliance with the provisions regarding the empowerment of historically disadvantaged persons in the mining industry. The MPRDA also provides that a mining right granted under it may be cancelled if the mineral to which such mining right relates is not mined at an optimal rate. All of the Company’s old order prospecting permits in respect of Project 1 and Project 3 have now been converted into new order prospecting rights.

If the Company does not comply with the MPRDA, the Company may be materially delayed or restricted from proceeding with its exploration activities, with the development of future mines and with potential mining operations.

The introduction of South African State royalties where all of the Company’s current mineral reserves are located could have an adverse effect on the Company’s results of operations and its financial condition

The Mineral and Petroleum Resources Royalty Act (the “MPRRA”) came into operation on May 1, 2009.  The MPRRA provides for a minimum royalty rate of 0.5% and a maximum rate of 7% for unrefined product, and the royalty will be a tax deductible expense. The feasibility studies covering the Company’s South African projects made certain assumptions related to the expected royalty rates under the MPRRA.  If and when the Company begins earning revenue from its South African mining projects, and if the royalties under the MPRRA differ from those assumed in the feasibility studies, this new royalty could have a material and adverse impact on the economic viability of the Company’s projects in South Africa, as well as on the Company’s prospects, financial condition and results of operations.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

There can be no assurance that an active market for the Common Shares will be sustained

Securities of mining companies have experienced substantial volatility in the past, and especially during the last couple of years, often based on factors unrelated to the financial performance or prospects of the companies involved.  These factors include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.  The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange fluctuations, financial condition or results of operations as reflected in its quarterly earnings reports.  Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from an exchange, further reducing market liquidity.  If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline.  As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company.  Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities.  The Company may in the future be the target of similar litigation.  Securities litigation could result in substantial costs and damages and divert management's attention and resources.

There will be dilution from further equity financings

In order to finance future operations, the Company may raise funds through the issuance of Common Shares or the issuance of debt instruments or other securities convertible into Common Shares.  The Company cannot predict the size of future issuances of Common Shares or the size and terms of future issuances of debt instruments or other securities convertible into Common Shares or the effect, if any, that future issuances and sales of the Company's securities will have on the market price of the Common Shares.  Any transaction involving the issuance of previously authorized but unissued shares, or securities convertible into Common Shares, would result in dilution, possibly substantial, to present and prospective security holders.

Management will have discretion concerning the use of cash resources as well as the timing of expenditures.

As a result, an investor will be relying on the judgment of management for the application of the cash resources of the Company.  Management may use cash in ways that an investor may not consider desirable.  The results and the effectiveness of the application of cash resources are uncertain.  If cash resources are not applied effectively, the Company's results of operations may suffer.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

d)

Exploration Programs and Expenditures

The Company continues to be active in the Republic of South Africa (“RSA”). In 2003 the Company acquired a 100% South African subsidiary named Platinum Group Metals RSA (Pty.) Ltd. (“PTM RSA”) for the purposes of holding mineral rights and conducting operations on behalf of the Company. The Company conducts all of its South African exploration and development work through PTM RSA.

Mineral property acquisition and capital costs deferred during the period on projects in Canada and South Africa other than Project 1 and Project 3 totaled $67,708 (November 30, 2009 - $15,706). Exploration costs incurred in the year for these same properties totaled $646,533 (November 30, 2009 - $716,360). Of that amount $1,200 (November 30, 2009 - $Nil) was incurred on the Canadian properties and $645,333 (November 30, 2009 - $716,360) was incurred on the South African properties.  From the amounts incurred in South Africa, cost recoveries in the amount of $638,464 (November 30, 2009 -$704,664) were received from JOGMEC.

During the period the Company’s share of exploration, engineering and development costs for Projects 1 and 3 amounted to $364,366 (November 30, 2009 - $168,265). The total amount (100%) of expenditures by all Joint Venture partners for the period for Projects 1 and 3 came to $665,509 which was higher than the 100% amount spent for the same period last year (November 30, 2009 - $389,737).

During the period there were no write-offs in deferred costs relating to South African or Canadian projects, and there were no write-offs during the prior year. For more information on mineral properties, see Note 4 of the Company’s August 31, 2010 audited consolidated financial statements.

Western Bushveld Joint Venture

On October 26, 2004 the Company (37%) entered into a Joint Venture with Anglo Platinum (37%) and Africa Wide Mineral Prospecting and Exploration (Pty) Limited (“Africa Wide”) (26%) to pursue platinum exploration and development on combined mineral rights covering approximately 67 square kilometres on the Western Bushveld Complex of South Africa. The Company contributed all of its interests in portions of the farms Onderstepoort 98 JQ and Elandsfontein 102 JQ. Anglo contributed its interests in portions of the farms Koedoesfontein 94 JQ, Elandsfontein 102 JQ and Frischgewaagd 96 JQ.  Later, on April 9, 2007, Anglo contributed to the WBJV a 50% interest in the mineral rights to the 494 hectare Portion 11 of the Farm Frischgewaagd 96 JQ, bringing the WBJV to approximately 72 square kilometres of territory.

In April 2007 Africa Wide accepted an offer for the purchase of 100% of their company from Wesizwe. The transaction closed in September 2007 and Wesizwe paid consideration of 57.4 million new shares of Wesizwe at a deemed price of Rand 10.48 per share for total consideration of Rand 601.5 million (approx. $90 million). Since September 2007 Wesizwe has become responsible for all of the rights and obligations of Africa Wide.

The Company published a Feasibility Study for Project 1 of the WBJV in July 2008 and later an Updated Feasibility Study in October 2009.  Based on the WBJV resource estimate contained in the July 2008 Feasibility Study, and under the terms of the WBJV Agreement, each party was allocated an equalization amount due or payable based upon their contribution of measured, indicated, and inferred ounces of combined platinum, palladium, rhodium and gold (“4E”) from the contributed properties comprising the WBJV.  Inferred ounces were credited at US$0.50 per ounce, indicated ounces at US$3.20 per ounce and measured ounces at US$6.20 per ounce.  Ounces contributed to the WBJV by Anglo in 2007 from a 50% interest in Portion 11 of the Farm Frischgewaagd 96 JQ, a property in Project 2, received an equalization credit of US$0.62 per inferred ounce, US$10.37 per indicated ounce and US$39.55 per measured ounce.  On April 22, 2010 the Company paid an equalization amount due to Anglo in the amount of $24.83 million (R 186.28 million).

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

On September 2, 2008, the Company announced an agreement in principle to consolidate and rationalize the ownership of the WBJV.  On December 9, 2008, the Company announced the execution of definitive agreements formalizing the earlier announcement.  On April 22, 2010 the WBJV Restructuring was completed.  RPM transferred all of its 37% interests in the WBJV and its prospecting rights in Projects 1, 2 and 3 to Wesizwe in exchange for common shares representing approximately a 26.5% interest in Wesizwe.  Wesizwe simultaneously then transferred all of its interests in the WBJV and the mineral rights related to Projects 1 and 3 into Maseve.  The Company simultaneously rescinded its 18.5% interest in Project 2 of the WBJV and transferred its participation interest in the WBJV and its prospecting rights underlying Project 1 into Maseve.

Pursuant to the WBJV Restructuring, 100% of the prospecting rights to Project 1 and Project 3 are now held by Maseve and the original WBJV ceased to exist.  Platinum Group acquired a 54.75% interest in Maseve and the right to subscribe for an additional 19.25% of Maseve for R 408.8 million (approx. $59.16 million as of January 10, 2011) before January 17, 2011.  Platinum Group is in process to fully exercise its Maseve Subscription Right at the time of writing.  The subscription funds will be held in escrow by Maseve to be applied towards Wesizwe’s capital requirements for Project 1 and Project 3 and the Company’s interest in Maseve will be increased to 74%, with Wesizwe, through its subsidiary, Africa Wide, holding the remaining 26% interest.  By completion of the WBJV Restructuring, the Company’s and Anglo’s interests in Project 2 were effectively contributed to Wesizwe, who now holds 100% of Project 2.

Apart from the funds required to exercise the Maseve Subscription Right and the past exploration costs for Project 2 due to Wesizwe, there are no other amounts or payments due by the Company as a result of the WBJV Restructuring.

At April 22, 2010 the Company had a total investment in its 37% share of the WBJV of approximately $43.4 million.  Of this amount costs associated specifically to Project 2 totaled $23.0 million.  The cost attributable to Project 2 is relatively high because of the higher equalization costs associated with Portion 11 of the farm Frischgewaagd, as described above.  The estimated fair market value of the Company’s disposed 18.5% interest in Project 2 was estimated at $65.42 million at April 22, 2010.  The Company recorded a gain in fiscal 2010 on the disposition in the amount of $45.62 million.

Post the WBJV Restructuring the Company carries total deferred costs related to Projects 1 and 3 of $109.59 million at August 31, 2010 while the balance carried for the previous investment in the WBJV has been reduced to zero.

Project 1 and Project 3 Mineral Resources and Reserves - (MR- Merensky Reef; UG2- Upper Group 2 Reef)

The Company provided a statement of reserves for Project 1 in the Updated Feasibility Study and an updated statement of resources for Project 1 in a NI 43-101 technical report (the “Project 1 Report”) in October 2009.  An updated NI 43-101 technical report was published for Project 3 in October 2010 (the “Project 3 Report”).  Summary resource and reserve details follow in the table below.  The table contains summary details from the Updated Feasibility Study and the Project 1 Report in respect of Project 1, and summary resource details from the Project 3 Report.  After execution of the Maseve Subscription Right, the Company will acquire a 74% interest in the 4E ounces attributable to Project 1 and Project 3.  The prill splits and 4E estimates for Project 1 and Project 3 have been tested for reasonableness by kriging on the individual elements.  Copper and nickel as well as the minor platinum group elements have also been estimated with a statistical process of simple kriging for Project 1.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Current spot prices of 4E in aggregate are higher than the base case long term metal prices as set out in the Updated Feasibility Study, but are within the range (in aggregate, including exchange rates for the Merensky Reef pricing) of the sensitivity analysis contained in the Updated Feasibility Study.

The following is a statement of attributable reserves and resources for Project 1 and Project 3.  Additional information regarding the resource calculation can be found in the Reports.  Reserves presented below are a sub-set of measured and indicated resources included in the Updated Feasibility Study and take into account mining factors and are not in addition to the resources.   The 4E cut-off in the tables below are 300 cm.g/t for Project 1 and 100 cm.g/t for Project 3 (“cm.g/t” refers to the grade at the stipulated resource cut width (in centimetres)).

Reef	Resource Category	Tonnes (million)	Grade (4E) (g/t)	Mining width (meters)	Prill Split (4E)				Ozs (millions) (1)
					PT	Pd	Rh	Au
Project 1 (2)
MR	Measured	6.603	8.38	1.33	64%	27%	4%	5%	1.779
UG2	Measured	7.464	4.26	1.34	63%	26%	10%	1%	1.022
MR	Indicated	11.183	7.25	1.24	64%	27%	4%	5%	2.607
UG2	Indicated	19.209	4.46	1.39	63%	26%	10%	1%	2.754
MR	Inferred	0.154	8.96	1.06	64%	27%	4%	5%	0.044
UG2	Inferred	0.022	3.91	0.83	63%	26%	10%	1%	0.003
Project 3 (3)(4)
MR	Indicated	5.157	6.03	1.14	64%	27%	4%	5%	0.999
UG2	Indicated	5.947	4.91	1.16	62%	28%	9%	1%	0.940
MR	Inferred	0.443	5.34	1.14	64%	27%	4%	5%	0.076

Notes:

(1)

PTM currently has a 54.75% interest in these resources and will increase its interest to 74% upon exercise of the Maseve Subscription Right.

(2)

The qualified person under NI 43-101 (“Qualified Person”) for the information in the table above respecting Project 1, derived from the Project 1 Report, is Charles Muller, who was independent of the Company as of the date of the Project 1 Report.

(3)

The Qualified Person for the information in the table above with respect to Project 3, derived from the Project 3 Report, is Charles Muller, who was independent of the Company as of the date of the Project 3 Report.

(4)

Subsequent to the publication of the Project 3 Report in October 2010, further analysis, scoping work and optimization of resource block perimeters has resulted in small improvements (less than 10% change) to the originally reported resource and it is these amended results that are reported herein.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Merensky Reserves Project 1(1)
Tonnes t	4E g/t	Content Moz 4E
Merensky Proven
6,677,304	5.61	1.205
Merensky Probable
11,333,294	5.44	1.983
Total Merensky Mineral Reserves
18,010,598	5.51	3.188

Note:

(1)

PTM currently has a 54.75% interest in these reserves and will increase its interest to 74% upon exercise of the Maseve Subscription Right.  The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study.  Reserves were calculated based on the resources as reported and available at the time of the Updated Feasibility Study.

UG2 Reserves Project 1(1)
Tonnes t	4E g/t	Content Moz 4E
UG2 Proven
5,086,535	3.37	0.551
UG2 Probable
8,448,801	3.41	0.927
Total UG2 Mineral Reserves
13,535,336	3.40	1.478

Note:

(1)

PTM currently has a 54.75% interest in these reserves and will increase its interest to 74% upon exercise of the Maseve Subscription Right.  The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study.  Reserves were calculated based on the resources as reported and available at the time of the Updated Feasibility Study.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Listing of Individual Elements from 4E Reserve Statement

Metal	Reef	Category	Prill Split	Tonnage	g/t	Content
				Tonnes		Tonne	Moz
Pt	Merensky	From Proved 4E Reserve	64%	6,677,304	3.59	23.99	0.771
		From Probable 4E Reserve	64%	11,333,294	3.48	39.47	1.269
		Total	64%		3.52	63.46	2.040
	UG2	From Proved 4E Reserve	63%	5,086,535	2.12	10.79	0.347
		From Probable 4E Reserve	63%	8,448,801	2.15	18.16	0.584
		Total	63%	13,535,336	2.14	28.95	0.931
Pd	Merensky	From Proved 4E Reserve	27%	6,677,304	1.52	10.12	0.325
		From Probable 4E Reserve	27%	11,333,294	1.47	16.65	0.535
		Total	27%	18,010,598	1.49	26.77	0.861
	UG2	From Proved 4E Reserve	26%	5,086,535	0.88	4.45	0.143
		From Probable 4E Reserve	26%	8,448,801	0.89	7.50	0.241
		Total	26%	13,535,336	0.88	11.95	0.384
Rh	Merensky	From Proved 4E Reserve	4%	6,677,304	0.22	1.50	0.048
		From Probable 4E Reserve	4%	11,333,294	0.22	2.47	0.079
		Total	4%	18,010,598	0.22	3.97	0.128
	UG2	From Proved 4E Reserve	10%	5,086,535	0.34	1.71	0.055
		From Probable 4E Reserve	10%	8,448,801	0.34	2.88	0.093
		Total	10%	13,535,336	0.34	4.60	0.148
Au	Merensky	From Proved 4E Reserve	5%	6,677,304	0.28	1.87	0.060
		From Probable 4E Reserve	5%	11,333,294	0.27	3.08	0.099
		Total	5%	18,010,598	0.28	4.96	0.159
	UG2	From Proved 4E Reserve	1%	5,086,535	0.03	0.17	0.006
		From Probable 4E Reserve	1%	8,448,801	0.03	0.29	0.009
		Total	1%	13,535,336	0.03	0.46	0.01

Notes:

(1)

Where used in the above four tables, “MR” or “Merensky” refers to Merensky Reef, and “UG2” refers to Upper Group 2 Chromitite Seam.  Due to rounding, table columns may not add up.  Project 1 and 1A tonnes are reported after deducting 14% for MR and 23% for the UG2 for geological losses.  Project 3 tonnes are reported after deducting 14% for geological losses.

(2)

The Qualified Persons for the information in the above table with respect to Project 1, derived from the Updated Feasibility Study, are Charles Muller and Gordon Cunningham, each of whom were independent of the Company as of the date of the Updated Feasibility Study.

(3)

Cautionary Note to U.S. Investors with respect to the information in the above three tables: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  The Company uses certain terms in this document, such as “measured,” “indicated,” and “inferred,” “reserves,” and “resources,” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  “Resources” are not “Reserves” and so do not have demonstrated economic viability.  U.S. investors are urged to consider closely the disclosure in the Company’s U.S. regulatory filings, File No. 0-033562, which may be secured from the Company, or from the SEC’s website at:  http://sec.gov.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Updated Feasibility Study – October 2009

The Updated Feasibility Study recommends a series of five simultaneous declines accessing the deposit with a mining rate of 156,000 tonnes per month, which provides 13 years of steady state tonnage production. First ore is reached by development 13 months from the commencement of underground work. Mining is only scheduled on the reserves. Resources in the Project 1 area and lower grade UG2 resources also provide some future opportunities. The mining and development plan includes conventional hand held drilling utilizing electrical drills and scraper winch cleaning similar to the successful conventional mining at the adjacent mines. Declines and primary access to the deposit is designed for development with mechanized equipment. Ore is initially to be hauled out of the mine with mechanized equipment and assisted then by conveyor from year 4 of mine life to end of mine life.

The Merensky Reef is to be mined at widths between 93cm and 176cm at an average of 115cm and the UG2 Reef will be mined at widths between 105cm and 205cm at an average of 153cm. At the recommended mining rate and modifying factors the mine plan generates approximately 234,000 – 300,000 4E oz in concentrate per year. During 9 years of peak production, approximately 275,000 4E oz are produced from the Merensky Reef horizon.  The mine has a 22 year planned mine life.  The Qualified Persons who authored the Updated Feasibility Study have recommended that the mine plan be reviewed based upon the changes to the mineral resources.  This work is being carried out as part of project implementation.

Infrastructure and Metal Recovery

The Updated Feasibility Study design for metallurgical extraction utilizes a standard plant design similar to other nearby plants in the Bushveld complex operating on the same reefs. The plant is designed with circuits that can process Merensky Reef, UG2 Reef or a blended feed. The Merensky Reef is the target of initial mining because of its higher grade and low chrome content. The concentrator has been designed and re-costed, based on treating the optimal 140,000 tonnes per month. The revised mine plan has increased this treatment rate to 160,000 tonnes per month and for the concentrator to treat this increased quantity of reef, the recovery has been reduced with a discount of up to 2.5% for treatment in excess of nominal “name plate” capacity.

Metallurgical testing and the published experience of the adjacent operating mines support a “name plate” capacity plant recovery rate estimate of 87.5% of platinum, palladium, rhodium and gold on the Merensky Reef and 82.5% on the UG2 Reef. Recoveries of 45% for nickel and 70% for copper are also modeled for the Merensky Reef. Ruthenium and Iridium are also included as minor contributors. No additional metallurgical test work has been undertaken during the Updated Feasibility Study.

The mine infrastructure in the estimates includes the entire required surface infrastructure for a standalone mine including water, power, underground access and ventilation to establish full production.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Smelter Terms

The Updated Feasibility Study includes capital and operating estimates to produce concentrate but no capital is included for smelting or refining of this concentrate. The costs associated with smelting and refining of concentrate is modeled as a deduction from revenue arising from the sale of concentrate to others. While the terms of agreements governing the sale of such concentrates within the South African PGM industry are all confidential, the relevant Qualified Person for the Updated Feasibility Study believes deductions used in the Updated Feasibility Study financial model are indicative of deductions current in this industry. The party to whom concentrate will be sold and the terms of this potential sale are yet to be determined. Anglo Platinum has a 60 day right of first refusal to purchase all of the ore or concentrate produced by Projects 1 and 3 on commercial terms. Estimated deductions in the Updated Feasibility Study include penalties and shipment charges and total approximately 15% from gross concentrate sales revenue. Should Anglo Platinum decide to purchase the concentrate produced by the Project 1 mine the structure of such purchase would be governed by the pro-forma off-take agreement included in the WBJV Agreement, however the commercial terms will be subject to negotiation. Approaches will now be made to Anglo Platinum and other parties in an attempt to secure an off-take agreement and the terms thereof based on the Updated Feasibility Study production profile.

Financial Details

The results of the Updated Feasibility Study show a strong Internal Rate of Return “IRR” (pretax) for the Base Case of 23.54%. The Base Case is modeled using 3 year trailing metal prices including US$1,343 per ounce platinum, an exchange rate of 8 Rand to the US Dollar and a 10% discount rate. Using metal prices to September 2009, including US$1,295 per ounce platinum, the IRR for the project (pre-tax) is 15.63%. The model does not include escalation due to inflation of costs or metal prices.

Average life-of-mine cash operating costs to produce concentrate is now estimated at R525 per tonne (approx. US$65.63) of ore or R4,208 (approx. US$526) per 4E ounce on a life of mine basis. Operating costs and underground development costs have increased from those in the July 2008 Feasibility Study as a result primarily of mining related cost including labour increases. The Merensky Reef layer represents the first 15 years of production and the Merensky basket price per 4E ounce is modeled at US$1,185 (3 year trailing prices) and US$1,025 (recent prices). The UG2 layer represents the balance of the production. The UG2 basket price per 4E ounce is modeled at US$1,433 (3 year trailing prices) and US$1,068 (recent prices). The model includes a subsequent average 15.16% discount from the metal price to estimate the smelter pay discount.

The project has an estimated life of 22 years with 9 years at a steady state of production of 234,000 to 300,000 ounces per year. The capital cost for the mine and concentrator complex are R3.55 billion or US$443.13 million for peak funding and R4.76 billion or US$595.04 million for life of mine funding. The life of mine capital cost estimate has been reduced from that in the July 2008 Feasibility Study by US$89 million as a result of change in design to use mostly grid power rather than self generated power and improvements in mine design.

In October 2010 the Company raised gross proceeds of $143.81 million on the issue of 70.15 million shares on a bought deal basis.  See item 6. “Liquidity and Capital Resources” below. The net proceeds received by the Company from the Offering were $135.37 million (determined after deducting the Underwriters’ Fee of $7.91 million and estimated expenses of the Offering of $530,000).

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

The Updated Feasibility Study estimates the total capital cost to build the Project Platinum Mine at US$443 million (at 8.0 Rand to the USD).  The net proceeds of the Offering will allow the Company to initiate development, but further financing will be required to complete the project, likely from a combination of debt financing and the issuance of additional equity.

The Company intends to use approximately $59.16 million of the net proceeds of the Offering as a payment to Maseve to exercise the Maseve Subscription Right, increasing the Company’s interest in Project 1 and Project 3 to 74%.  Of the remaining net proceeds of the Offering, approximately $74 million will be applied against the Company’s 74% share of an initial $100 million development program for Project 1 and $1 million will be reserved for general working capital purposes.  The Company may apply other cash on hand or some of the proceeds from $21.93 million in warrant exercise proceeds received by the Company between September 1 – December 16, 2010 against an expanded work program for Project 1.

The initial development program for Project 1 will include the cost to purchase surface rights and facilities at a cost of R 130.0 million (approx. $18.81 million).  This purchase was executed in December 2010 and title is in process of being conveyed to the Company’s operating company, Maseve. The remainder will be applied for the commencement of surface and earth works, including pads, lay down areas, a box cut, decline access and limited level development.  Such work will also include detailed implementation preparations to be made by the Company including working with the key potential contractors and the potential suppliers of water and power.  The Company must also complete additional engineering work and consider potential changes in capital costs, power availability and project implementation schedules due to changes in the mining market, metals prices and other factors since the effective date of the Updated Feasibility Study.

The Company has generally found an improvement of the availability of contractors and equipment, with a corresponding lowering of costs.  Currently, the general outline of project implementation, costs and timing is believed by management of the Company to be appropriate but with an approximate delay to the project start of 10 to 12 months from the dates in the Updated Feasibility Study due to the delay in completing the WBJV Restructuring and the resulting delay in project funding.

Although the Company intends to use the funds from the Offering as set forth above, the actual allocation of the net proceeds may vary from those set out above, depending on future developments in the Company’s mineral properties or unforeseen events.

Northern Limb, Bushveld - War Springs and Tweespalk Properties

On June 3, 2002, the Company acquired an option to earn a 100% interest in the 2,396 hectare War Springs property and the 2,177 hectare Tweespalk property both located in the Northern Limb or Platreef area of the Bushveld Complex north of Johannesburg. The Company now holds New Order prospecting permits on 100% of this territory. Acquisition and exploration costs on these properties net of recoveries to November 30, 2010 total $3.41 million (November 30, 2009 - $3.37 million). The Company can settle the vendors’ residual interests in these mineral rights at any time for US$690 per hectare. The Company pays annual prospecting fees to the vendors of US$3.25 per hectare. The vendors retain a 1% NSR Royalty on the properties, subject to the Company’s right to purchase the NSR at any time for US$1.4 million.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Black Economic Empowerment groups Africa Wide, a subsidiary of Wesizwe, and Taung Minerals (Pty) Ltd., a subsidiary of Platmin Limited, have each acquired a 15% interest in the Company’s rights to the War Springs project carried to bankable feasibility. The Company retains a net 70% project interest. Africa Wide also has a 30% participating interest in the Tweespalk property.

On March 5, 2009 the Company announced an agreement with JOGMEC, an incorporated administrative institution of the Government of Japan, whereby they may earn up to a 35% interest in the Company’s rights to the War Springs project for an optional work commitment of US$10 million over 5 years. The first and second year JOGMEC option commitment of US$1.5 million has been completed with approximately 12,397 metres drilled to March 31, 2010. Total expenditures incurred by JOGMEC to November 30, 2010 amounted to approximately $2.57 million.

In October 2009 the Company entered an agreement with JOGMEC and Mnombo whereby JOGMEC may earn up to a 37% interest in the Waterberg project for an optional work commitment of US$3.2 million over 4 years, while at the same time in exchange for matching JOGMEC’s expenditures on a 26/74 basis, Mnombo may earn a 26% interest in the project. If required the Company has agreed to loan Mnombo their first $87,838 in project funding and the Company and JOGMEC may assist Mnombo to acquire commercial loans to fund their ongoing requirements, or may choose to allow Mnombo to defer those costs against their share of future proceeds from the project.  Total expenditures incurred by JOGMEC to November 30, 2010 amounted to approximately $822,111.

On March 17, 2008 the Company published a revised and updated resource calculation for the War Springs property based on drilling and exploration work conducted in the prior three years. Details are as follow:

100% Basis

Reef	Cut-off 3E	Tonnage	3E			Ni		Cu		Channel Width
	cmg/t	T	g/t	G	Moz	%	t	%	t	Cm
B Reef	300	20,934,894	0.95	19,947,131	0.641	0.18	35,870	0.14	27,863	657
C Reef	300	26,030,561	1.24	32,192,522	1.035	0.08	25,812	0.06	19,388	875
Total	300	46,965,455	1.11	52,139,652	1.676	0.13	64,965	0.10	49,868	734

Reef	Prill Splits
	Pt		Pd		Au
	g/t	%	g/t	%	g/t	%
B Reef	0.32	34	0.55	58	0.08	8
C Reef	0.20	16	0.97	78	0.07	6

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

The War Springs Mineral Resource is characterised by two distinct reef layers, termed the "B" and "C" reefs. Both reefs are typically greater than 6 metres thick. The reefs outcrop on surface and extend down dip in parallel sheets at a 65 degree angle to a depth of 400 metres, remaining open at depth. A 5% geological loss has been applied. Eighteen holes had been completed by the end of May 2005, relating to 7,433 metres of drilling. A total of 8,188 samples were collected for the determination of elements Platinum, Palladium, Gold, Copper and Nickel. Four additional boreholes were drilled (1,646m) during the period November 2005 to early February 2006, on high priority soil targets (Phase 2 Drilling Program). An additional 1,738 samples were collected for analysis. Of the 22 boreholes drilled, 15 boreholes intersected the “B” Reef and 8 boreholes intersected the “C” Reef. Drilling results from Phase 1 and 2 covering approximately 2,200 metres of strike length on a 250 metre spacing, combined with a review of the cut-off, form the basis of the updated Inferred Mineral Resource estimation reported in a NI 43-101 document, compiled by Minxcon (Pty) Ltd, dated March, 2008. Mr. Charles Muller of Minxcon is the Qualified Person for the War Springs resource estimate. Samples were analyzed under Platinum Group’s previously published protocols for the project including insertion of blanks, duplicates and certified reference materials in the assay stream once in every 24 or fewer samples. This is in addition to internal quality control measures undertaken by the contracted certified analytical facilities. Assays were completed by standard fire assay procedures with preparation at the Setpoint facility at Mokopane and final assays at Genalysis Laboratories Services Pty Ltd. in Perth Australia or Anglo Research Laboratories.

Sable Joint Venture, South Africa

During 2009 the Company acquired by staking various prospecting permits in South Africa west of Pretoria along the trend of the south eastern part of the Western Limb.  The territory, named the Sable Joint Venture project area, is under agreement to a black economic empowerment group for a 26% interest and Sable Platinum Mining (Pty) Limited as to a 51% interest in exchange for Sable Platinum Mining (Pty) Limited funding R 51.0 million in work on the project.  Sable Platinum Mining (Pty) Limited is in process to complete financing to fund its work.  Minor exploration work has been undertaken to date.  The Company is the operator of the project.

Lac Des Iles Area Properties, Ontario

The Company maintains a large mineral rights position in the Lac des Iles area north of Thunder Bay as a strategic holding against potentially increasing prices for palladium and platinum. Additional new claims have been staked in the first quarter (September 1- November 30, 2010). Encouraging exploration results for palladium, platinum, nickel and copper continue to be returned from work in the area and the Company plans to invest further in this area in the future.

On May 5, 2000, the Company entered into an option agreement to acquire a 50% interest in the Lac des Iles River property located near Thunder Bay, Ontario in exchange for cash payments ($43,500 paid in total) and the completion of exploration expenditures. On October 6, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to an underlying 2.0% Net Smelter Return Royalty. In settlement the Company made a one-time payment to the vendors of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

In April 2000, and later as amended in January 2005, the Company acquired an option to earn a 50% interest in the South Legris property located near Thunder Bay, Ontario in exchange for cash payments ($105,000 paid in total) and the completion of certain exploration expenditures. On October 13, 2006, the Company and the property vendors entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property subject only to underlying 2.0% Net Smelter Return Royalties. In settlement the Company made a one-time payment of $50,000 in lieu of past and future exploration expenditure commitments not incurred.

On June 28, 2000, the Company entered into an option agreement to earn up to 60% interest in the Shelby Lake property, located near Thunder Bay, Ontario in exchange for cash payments of $15,000 (paid), the issue of 30,303 shares (issued) and the completion of exploration expenditures. On October 18, 2006, the Company and the property vendor entered into a termination and sale agreement whereby the option agreement was cancelled and the Company purchased an undivided 100% interest in the property for a one-time payment of $5,000 subject only to an underlying 2.0% Net Smelter Return Royalty.

The Company conducted work programs on its Canadian projects during the years ended August 31, 2009 and 2010.  The Company is currently planning its winter and spring 2011 exploration programs for Canada. Geophysics, soil and chip sampling, mapping and drilling are expected to be part of the 2011 work program.  The Company hired a new Canadian exploration manager at the beginning of January 2011 to run this program. A 1,125 metre drill program was completed on the Company’s Lac Des Iles project in the first quarter of 2008 and a further 978 metres was completed in February of 2009. In the year ended August 31, 2010 the Company incurred $238,758 in geophysical and other ground based work in the Thunder Bay area.

e)

Administration Expenses

Before a non-cash charge for stock based compensation of $3.52 million (2009 - $137,600), and not including net interest earned of $164,937 (November 30, 2009 - $35,444), general and administrative expenses totaled $1.06 million (November 30, 2009 - $1.23 million).  The decrease in general and administrative expenses over the comparative period is explained for in part by a foreign exchange gain of $185,950 (November 30, 2009 - $9,034 loss) which was due to purchasing South African Rand at a good rate, and management and consulting fees of $197,969 (November 30, 2009 - $260,365). Most of the other administrative costs are in the same range as what they were in the comparative period. Offsetting some of these decreased costs were increased shareholder relations expenses of $99,295 (November 30, 2009 - $45,991) and higher travel expenses of $148,395 (November 30, 2009 - $108,048). The amount of salaries and benefits expensed in the quarter was also slightly higher at $388,541 (November 30, 2009 - $370,556).

f)

Related Party Transactions

Consulting fees, salaries and bonus incurred with non-independent directors and officers during the period amounted to $147,605 (November 30, 2009 - $102,384). Of this amount, approximately $74,105 (November 30, 2009 - $56,134) was paid as consulting fees and bonus to R. Michael Jones, the Company’s President and CEO, and $67,500 (November 30, 2009 - $46,250) was paid as salary and bonus to Frank Hallam, the Company’s CFO and Corporate Secretary. During the period, an additional $6,000 (November 30, 2009 - $Nil) was paid to independent directors (Iain McLean, Eric Carlson, Barry W. Smee) for retainer, committee and meeting attendance fees. At November 30, 2010 there were $35,290 in consulting fees (November 30, 2009 - $Nil) owed and included in accounts payable to directors.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Until early 2010 the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to MAG Silver Corp. (“MAG”), a company with three common directors (R. Michael Jones, Frank Hallam, Eric Carlson). Fees received have been credited by the Company against its own administrative costs.  The Company received service fees of $Nil (November 30, 2009 - $33,571) during the period from MAG.

During the period the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to West Kirkland Mining Inc. (“WKM”), a company with three common directors (R. Michael Jones, Frank Hallam and Eric Carlson) and two common officers (R. Michael Jones and Frank Hallam).  Fees received have been credited by the Company against its own administrative costs.  The Company received service fees of $25,500 (November 30, 2009 - $Nil) during the period from WKM.

During the period the Company provided accounting, secretarial and reception services at market rates for day-to-day administration and accounting to Nextraction Energy Corp. (“Ne”), a company with three common directors (R. Michael Jones, Frank Hallam and Eric Carlson).  Fees received have been credited by the Company against its own administrative costs.  The Company received service fees of $25,500 (November 30, 2009 - $Nil) during the period from Ne.

During the year ended August 31, 2005, the Company entered into an office lease agreement with Anthem Works Ltd. (“Anthem”), a company with a common director (Eric Carlson). During the period ended November 30, 2010 the Company accrued or paid Anthem $21,382 under the office lease agreement (November 30, 2009 - $21,836). The space occupied approximates one third of 6,050 square feet in a first tier building located in downtown Vancouver, British Columbia. The rental rate was negotiated on an “arm’s length basis”.

All of the above transactions are in the normal course of business and are measured at the exchange amount which is the consideration established and agreed to by the noted parties.

g)

Shareholder Relations’ Expenses

Shareholder relations’ expense during the period totaled $99,295 (November 30, 2009 - $45,991).  The increase from the prior year’s period is primarily due to hiring Sequoia Partners Inc. (“Sequoia”) to provide investor relations and consulting services, currently at a rate of $8,500 per month. The Company has also granted Sequoia an option to purchase 100,000 common shares pursuant to the Company’s incentive stock option plan at an exercise price of $2.10. From June 2005 to present Mr. Tony Mahalski of LM Associates in London, U.K., has also been engaged for a fee of GBP 1,000 per month for the purpose of general business development and the raising of the Company’s profile in Europe.

h)

Travel and Promotion Expenses

Travel expenses for the period amounted to $148,395 (November 30, 2009 - $108,048).

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

These activities relate to the supervision of ongoing operations in South Africa and Canada, new property investigations and meetings with potential and current institutional and sophisticated investors. Travel related to all of these activities was higher during the period than in the same period in 2009. Promotional expenses in the period amounted to $223,622 (November 30, 2009 - $203,130).  These costs relate to design work, media relations, printed material, postage and trade show attendance.

i)

Property Acquisition and Capital Expenses

Property acquisition expenditures paid in cash and capital costs during the period totaled $67,707 (November 30, 2009 - $15,706). These expenditures were incurred to acquire or maintain option rights to South African and Canadian mineral properties.

The Company evaluates its property interests on an ongoing basis and intends to abandon properties that fail to remain prospective. Apart from the possible vendor buy-out of the War Springs and Tweespalk properties by the Company, there are no other required property acquisition payments due to vendors under mineral property option agreements. At the time of writing the Company was incurring further property acquisition expenses, such as research and staking expenses, through its activities in Ontario, Canada and South Africa.

During 2008 the Company purchased surface rights adjacent to the Project 1 deposit area measuring 216.27 hectares for Rand 8.0 million (approx. $1.09 million) and the Company also acquired surface rights directly over a portion of the Project 1 deposit area measuring 358.79 hectares for an amount of Rand 15.07 million plus legal and interest charges of Rand 621,214 for a total of Rand 15.69 (approx. $2.14 million).  The rights to these two properties are to the benefit of the Company alone and are distinct from the 365.64 hectare Elandsfontein Farm described below.

The rights to the above two properties are to the benefit of the Company only and are distinct from the 365.64 hectare Elandsfontein Farm originally purchased in 2004 for the benefit of the WBJV. The Elandsfontein mineral titles were transferred to project operating company Maseve on April 22, 2010 while the surface rights, valued at half of the original acquisition cost, remain under title to the Company and a 45.25% credit of approximately $320,000 was applied to amounts due to/from Wesizwe in recognition of their attributable portion of the surface rights as at April 22, 2010.

On August 12, 2010 the Company acquired the option to purchase surface rights covering 1,713 hectares, including accommodation facilities and overlaying the area of the planned Project 1 Platinum Mine, for Rand 130.0 million (approx. $18.81 million).  A non-refundable deposit of Rand 13.0 million (approx. $1.88 million at the time) was paid to the Vendor on August 26, 2010.  The Company exercised its purchase right in December 2010 and the final purchase price balance of Rand 117.0 million (approx. $16.71 when paid) was paid to the vendor in trust pending title conveyance.  The Company has assigned this property to Maseve and the purchase price of Rand 130.0 million will be a part of the Phase 1 development budget for Project one as described above.

j)

Off-Balance Sheet Arrangements

The Company does not have any special purpose entities nor is it party to any arrangements that would be excluded from the balance sheet.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

k)

Outlook

At January 12, 2010 the Company’s cash position was approximately $140.0 million.  The Company is in process to exercise the $59.16 million Maseve Subscription Right before January 17, 2010, increasing the Company’s interest in Project 1 and Project 3 to 74%.

In December 2010 the Company appointed DRA Mining Pty Ltd. for Engineering, Procurement and Construction Management, (“EPCM”) for the surface infrastructure and underground development planned at the WBJV Project 1 Platinum mine.  The EPCM contract with DRA will provide approximately 30 full time professionals to oversee and plan the execution of the development of surface infrastructure, power delivery, water delivery, civil works and excavations and the development of underground tunnels to access ore over the next 18 months. DRA’s scope of work will include engineering, design, construction management, administration and cost and schedule control.  This work is now underway.

DRA is a global engineering firm that has managed more than 55 platinum mine developments and operations in South Africa. DRA will work closely with the Company’s Project Manager and Owner’s Representative Mr. Thys Uys.

DRA has started work on the detailed project implementation for power and water so that as soon as detailed permits for excavations are in place. Contractors are able to start work on site. Allocations for construction power and water from existing infrastructure have been confirmed.

Subsequent to November 30, 2010 the appointment of an underground contractor has gone to tender.  Surface works are being planned and scheduled.  Permitting for an amended bulk sample permit is underway and grant of this permit is expected soon.  This will allow underground development to begin.  A full mining right application is ready for submission to the Department of Mineral Resources once the amended bulk sample permit has been granted.  There has been a high level of interest from multiple potential members of the banking syndicate.  An experienced commercial debt advisor has been appointed and will assist the Company in the selection of a lead debt arranger and a banking syndicate.

The Company has committed approximately $74 million against the Company’s 74% share of an initial $100 million development program.  The Company may apply other cash on hand against an expanded work program for Project 1. The initial development program for Project 1 includes the purchase of surface rights and facilities at a full cost of R 130.0 million (approx. $18.81 million).  The remainder of the initial budget will be applied for the commencement of surface and earth works, including pads, lay down areas, a box cut, twin decline access and limited level development.

In 2011 the Company plans to continue working with joint venture partner funding to conduct exploration on the War Springs, Waterberg and Sable projects.

In 2011 the Company intends to conduct further exploration work on its Canadian properties located near Thunder Bay, Ontario and is currently planning winter and spring 2011 exploration programs.  Geophysics, soil and chip sampling, mapping and drilling are expected to be part of the 2011 work program.  The Company hired a new Canadian exploration manager at the beginning of January 2011 to run this program.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

3.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified mineral property acquisition and exploration deferred costs; provision for reclamation and closure; future income tax provision; stock based compensation; and recoverability of its interest in mineral properties as the main estimates for the following discussion. Please refer to Note 2 of the Company’s Audited consolidated financial statements for a description of all of the significant accounting policies.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews deferred exploration costs to assess their recoverability and when events or changes in circumstances indicate that the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The future income tax provision is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

For its 2005 fiscal year, the Company adopted CICA Handbook Section 3870 – Stock-Based Compensation and other Stock-Based Payments, which requires the fair value method of accounting for stock options. Under this method, the Company is required to recognize a charge to the income statement based on an option-pricing model based on certain assumptions. In the period ended November 30, 2010 the Company granted 2,952,500 options.  For the period ended November 30, 2010 the assumptions were as follows; no dividends were paid, a weighted average volatility of the Company’s share price of 83.17%, a weighted average annual risk free rate of 2.16% and an expected life of 3.78 years. The resulting weighted average option pricing resulted in an expense for stock options in the period ended November 30, 2009 of $3.71 million of which $3.52 million was expensed while $188,400 was capitalized to deferred mineral property exploration costs, not including gross up FIT liability of $75,300. In the period ended November 30, 2009 no stock options were granted. Of the $164,895 in cost calculated for November 30, 2009 for options vested in the period, an amount of $137,600 was expensed while $27,295 was capitalized to deferred mineral property exploration costs, not including gross up FIT liability of $10,900.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

4.

SIGNIFICANT ACCOUNTING POLICIES

The Company’s significant accounting policies are set out in Note 2 of its Financial Statements for the period ended November 30, 2010. There are several policies that are significant to the financial results of the Company.

Under Canadian GAAP, the Company defers all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations over the life of the property using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when facts and circumstances indicate that the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Future income taxes are calculated based on the liability method. Future income taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

5.

RECENT ACCOUNTING PRONOUNCEMENTS

CICA Section 3064, Goodwill and Intangible Assets, replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. In February 2008, the CICA issued the new pronouncement establishing revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets. The new standard also provides guidance for  the  treatment  of  preproduction  and  startup  costs  and  requires  that  these  costs  be expensed  as  incurred. The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after October 1, 2008. Section 3064 was adopted September 1, 2009, and doing so has had no effect.

In July 2009, the CICA approved amendments to Section 3862, Financial Instruments – Disclosures. The amendments require additional fair value disclosure for financial instruments and liquidity risk disclosures. These amendments require a three-level hierarchy that reflects the significance of the inputs used in making fair value assessments. The amendments to Section 3862 apply for financial statements relating to fiscal years ending after September 30, 2009. The Company is assessing the impact of these amendments on its consolidated financial statements.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

In January 2009, the CICA issued CICA Handbook Section 1582, Business Combinations, Section 1601, Consolidations, and Section 1602, Non-controlling Interests. These sections replace the former CICA Handbook Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements and establish a new section for accounting for a non-controlling interest in a subsidiary. CICA Handbook Section 1582 establishes standards for the accounting for a business combination, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.
CICA Handbook Section 1601 establishes standards for the preparation of consolidated financial statements.

CICA Handbook Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in the preparation of consolidated financial statements subsequent to a business combination.

CICA Handbook Section 1601 and Section 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Earlier adoption of these sections is permitted as of the beginning of a fiscal year.

All three sections must be adopted concurrently. The Company is currently evaluating the impact of adopting the sections.

CICA Handbook Section 1625, has been amended as a result of issuing Sections, 1582 1601 and 1602.  These amendments are effective for the Company for its interim and annual financial statements beginning after January 3, 2011.  The Company is assessing the impact of these changes on its consolidated financial statements.

Convergence with International Financial Reporting Standards (“IFRS”). In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to the Company no later than the quarter ended November 30, 2011, with restatement of comparative information presented. The conversion to IFRS will impact the Company’s accounting policies, information technology and data systems, internal control over financial reporting, and disclosure controls and procedures. The transition may also impact business activities, such as foreign currency activities, certain contractual arrangements, capital requirements and compensation arrangements. The Company is currently evaluating the future impact of IFRS on its financial statements and will continue to invest in training and additional resources to ensure a timely conversion.

Company’s IFRS transition plan

The Company is currently preparing its IFRS disclosure and documenting its transition plan. The conversion to IFRS is being led by the Company’s Chief Financial Officer with expert assistance from PriceWaterhouseCoopers LLP.  The members of the Company’s finance group will execute the conversion project in accordance with the following phases:

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Phase 1: Review and Assessment

In this phase, management has conducted a detailed review of all relevant IFRS standards to identify differences with the Company’s current accounting policies and practices, give separate consideration of one-time accounting policy alternatives that must be addressed at the changeover date (IFRS 1 considerations), and address those accounting policy choices that will be applied on an ongoing basis in periods subsequent to the changeover to IFRS.

Management has completed this review and assessment phase at the end of December 2010, and is currently in the process of prioritizing and implementing the changes identified.

Phase 2: Implementation

In this phase, management will be implementing the changes to affected accounting policies and practices, business processes, systems and internal controls. The changes will be tested prior to the formal reporting requirements under IFRS to ensure all significant differences are properly addressed in time for the changeover.

This phase has begun and is scheduled to continue into the third quarter of 2011, allowing management ample time to comply with reporting under IFRS in the first quarter of the 2012 fiscal year.

Significant accounting impacts of conversion to IFRS

Management expects differences between Canadian GAAP and IFRS to impact the Company's accounting activities at varying degrees, some of which are dependent on policy-choice decisions available in the transition period. The Company's main objective in the selection of IFRS policies and transition elections is to become IFRS compliant while ensuring it provides meaningful and transparent information to stakeholders.  The audit committee of the Company will be kept informed of management's decisions on accounting policy choices under IFRS, project status and significant IFRS developments.

The Company will complete its assessment of all the accounting policy differences that may arise on conversion to IFRS in early calendar 2011. The following is a summary of potential accounting policy differences that have been identified to date. The Company has not yet quantified the impact of these differences on its consolidated financial statements.

Exploration for and Evaluation of Mineral Resources

The Company is in the exploration and development stage and under Canadian GAAP currently capitalizes all costs related to the acquisition and exploration of its mining rights. Management regularly reviews the carrying value of mineral rights and deferred exploration costs for evidence of impairment, and when the carrying values are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

Under IFRS, specifically IFRS 6 “Exploration for and Evaluation of Mineral Resources,” exploration and evaluation assets shall continue to be measured at cost, but the Company will have to determine an accounting policy specifying which expenditures are to be recognised as exploration and evaluation assets, and then apply that policy consistently.  This standard will not apply to expenditures incurred for investigating properties before the Company has the legal right to explore the property and such costs will be expensed.  The standard will also not apply to expenditures incurred in the development stage of a property once technical and economic feasibility are demonstrable and such costs will be capitalized.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

In addition, under IFRS 6 and under International Accounting Standard (IAS) 36, “Impairment of Assets,” the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired. IFRS may also require the reversal of impairments if conditions that gave rise to those impairments no longer exist. Canadian GAAP prohibits reversal of impairment losses. It is expected therefore, that there will be increased volatility in impairment recognition due to increase in frequency of assessment and possibility of reversal of impairments.

Stock-based Compensation

Under Canadian GAAP, the Company accounts for stock-based compensation using the fair value method.  Under this method, compensation expense for stock options granted is measured at fair value at the grant date and expensed over the vesting period of the options granted using the straight-line method.  Under IFRS, IFRS 2 “Share-based Payments," entities are required to account for stock options using the fair value method but the straight-line method of vested stock options will no longer be acceptable.  Stock options with multiple vesting dates must be treated as separate grants and are valued separately and expensed over their respective vesting periods.  In addition, the estimated forfeiture rate must be applied to the fair value in determining the annual expense.  Also options granted to non-employees are measured based on the fair value of goods or services received in exchange for the options.

IFRS 1 – First-time Adoption of IFRS

IFRS 1 provides a framework for the first time adoption of IFRS and outlines that, in general, a company must apply all the principles under IFRS retrospectively and recognized directly in retained earnings.  IFRS 1 does however provide a number of mandatory exemptions which prohibit retrospective application of IFRS.  We will be in compliance with all the mandatory exceptions and anticipate electing the following optional exemptions at the date of transition:

•

Business combinations – the business combination exemption which allows us to avoid having to apply IFRS 3 Business Combinations retrospectively to past business combinations.  As a result, we will not be restating any business combinations that took place prior to the transition date.

•

If a company elects to apply IFRS 3 retrospectively, IAS 27 – Consolidated and Separate Financial Statements must also be applied retrospectively.  As the company will likely elect to apply IFRS 3 retrospectively, it will also apply IAS 27 retrospectively.

•

IFRS 1 allows for cumulative translation difference for all foreign operations to be deemed zero at the date of transition to IFRS.  The Company will likely apply this election.  If, subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS shall be excluded from the gain or loss on disposal.

•

Stock-based compensation – as stated above, under IFRS 2, stock-based compensation issued with multiple vesting periods must be valued separately over each vesting period, as the straight-line method of stock based compensation expense recognition is no longer acceptable under IFRS.  The Company anticipates implementing the IFRS 1 election which permits not revaluing the stock-based compensation that has completely vested before the transition date.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Other impacts of conversion to IFRS: Information Technology and Data Systems, Internal Controls Over Financial Reporting, Disclosure Controls and Procedures, and Business Activities and Key Performance Measures

In addition to the impact of IFRS on accounting policies, management is also in the process of assessing the impact of IFRS adoption on the Company’s internal controls over financial reporting, disclosure controls and procedures, information technology and data systems. As a preliminary assessment, the Company does not expect that the conversion to IFRS will have a significant impact on its accounting processes and internal controls (including information technology and data systems).

The conversion from Canadian GAAP to IFRS will require the implementation of a new set of accounting standards, and the internal controls over financial reporting will need to address the initial reporting of IFRS financial statements, including related note disclosures, as well as on-going financial reporting. As the review of the accounting policies is completed, appropriate changes to ensure the integrity of internal control over financial reporting will be made.  For example, under IFRS 6 and IAS 36 (Impairment of Assets) discussed above, the Company will be required to assess at the end of each reporting period whether there is any indication that the asset may be impaired.  Additional controls will need to be designed and implemented to ensure that the recorded balance is fairly stated at each reporting period. It is anticipated that such controls will include senior management oversight on the development of key assumptions and variables.  The certifying officers plan to complete the design, and initially evaluate the effectiveness of these controls in early 2011 to prepare for certification under IFRS in the November 30, 2011 financial statements.

During the implementation phase of the IFRS conversion plan, the Company will be updating its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS. The Company will also ensure that its key stakeholders are informed about the anticipated effects of the IFRS transition.

The Company does not expect the conversion to IFRS to have a significant impact on its risk management or other business activities. Currently, there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the transition to IFRS.

A number of other differences between Canadian GAAP and IFRS have been identified but their applicability and potential impact to the Company have not yet been assessed, including the accounting for income taxes, foreign currency transactions, financial instruments and disclosure requirements. These differences may have a material impact on the Company’s financial statements.

Management will continue to monitor current IFRS developments as multiple changes are expected to come into effect as the Company transitions to IFRS.

6.

LIQUIDITY AND CAPITAL RESOURCES

During the period the Company issued a total of 74,676,900 (November 30, 2009 – 33,000) common shares for net cash proceeds of $143.27 million (November 30, 2009 - $36,200). Cash proceeds are primarily spent on mineral property and surface right acquisitions, exploration and development as well as for general working capital purposes. The balance of cash outflows is made up of management and consulting fees and salaries, and other general and administrative expenses.  The Company’s primary source of capital has been from the sale of equity. At November 30, 2010 the Company had cash and cash equivalents on hand of $144.52 million compared to $31.88 million at November 30, 2009.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

The Company receives lump sum cash advances at various times as laid out in agreed budgets from its partners to cover the costs of joint venture projects.

The following table discloses the Company’s continual obligations for optional mineral property acquisition payments and contracted office and equipment lease obligations. Apart from a possible buy-out of the War Springs and Tweespalk projects, which optional acquisition payments are included in the following table, the Company has no other property acquisition payments due to vendors under mineral property option agreements. The Company has no long term debt or loan obligations.

Payments by period in Canadian Dollars
Total		< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Optional Subscription into Maseve(1)	$59,160,000	$59,160,000	$0	$ 0	$0
Optional Acquisition Payments (War Springs & Tweespalk)(2)	$3,176,000	$3,176,000	$0	$0	$0
Lease Obligations	$31,333	$29,639	$ 1,694	$0	$0
Totals	$62,367,333	$62,365,639	$1,694	$ 0	$ 0

Explanatory Notes:

(1)

The optional Maseve Subscription Right is denominated in Rand and is set at Rand 408.8 million (approx.

$59.16 million on January 10, 2011). See above at item “2. Discussion of Operations and Financial   Condition, a) Results of Operations” for details of the Maseve Subscription Right.

(2)

The optional acquisition payments for the War Springs and Tweespalk properties are denominated in US dollars. See item 2. d) “Exploration Programs and Expenditures” above.

Cash at November 30, 2010 is sufficient to fund the general operation costs of the Company for calendar 2011, but will be insufficient to cover all of the payments envisioned to complete the mine for Project 1 of the former WBJV.

On October 1, 2010 the Company announced a bought deal financing for 61.0 million shares at a price of $2.05 per share for gross proceeds of $125.05 million.  The underwriters received a commission of 5.5% of the gross proceeds of the Offering and were granted an over-allotment option for a further 15% of the shares issued under the Offering, also at $2.05 per share.

On November 3, 2010 the Company announced that a further 9.1 million shares were issued for gross proceeds of $18.76 million pursuant to the full exercise of the over-allotment option described above.  The underwriters also received a commission of 5.5% of the gross proceeds from the over-allotment exercise.

The Company continues to discuss financing possibilities for the debt component of the Project 1 capital cost requirements with several large banks who have expressed interest to be involved. The October 2009 Updated Feasibility Study estimated a capital cost to build the Project 1 Platinum Mine at US $443 million on a 100% basis at a rate of 8 Rand to the US dollar.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

7.

OUTSTANDING SHARE DATA

The Company has an unlimited number of common shares authorized for issuance without par value. At November 30, 2010 there were 168,641,692 common shares outstanding, 7,823,000 incentive stock options outstanding at exercise prices of $1.40 to $4.40 and 8,120,250 common share purchase warrants outstanding all at a price of $1.75. At January 12, 2010 there were 176,959,542 common shares outstanding and 7,956,500 incentive stock options outstanding. Subsequent to November 30, 2010 a total of 8,116,350 common share purchase warrants were exercised at a price of $1.75 and 201,500 common share purchase options were exercised between prices of $1.40 and $1.95. During the period ending November 30, 2010, the Company made no changes to the exercise price of outstanding options through cancellation and reissuance or otherwise.

8.

DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company maintains a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to both U.S. Securities and Exchange Commission and Canadian Securities Administrators requirements are recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the applicable securities legislation is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. The Company operates in both Canada and the Republic of South Africa and work is ongoing to improve and modernize these controls and to ensure that they remain consistently applied in both jurisdictions. The Chief Executive Officer and the Chief Financial Officer have evaluated the Company’s disclosure control procedures as of November 30, 2010 through inquiry, review, and testing, as well as by drawing upon their own relevant experience. The Company has retained an independent third party specialist to assist in the assessment of its disclosure control procedures. The Chief Executive Officer and the Chief Financial Officer have concluded that, as at November 30, 2010, the Company’s disclosure control procedures were effective. Management is also developing and implementing a plan to address disclosure controls and procedures on a forward looking basis as the Company continues to grow.

In recent years the Company has taken steps to improve segregation of duties and the authorization process through the addition of accounting personnel; reviewed and refined internal control processes; adopted and published new corporate governance policies; reviewed and improved general controls over information technology; and enhanced financial control over period close processes. During the period ended November 30, 2010 there were no significant changes with regard to internal control over financial reporting that has materially affected or is reasonably likely to materially affect the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, and evaluating the effectiveness of the Company’s internal control over financial reporting as at each fiscal year end. Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting as at August 31, 2010. Based on this evaluation, management has concluded that as at August 31, 2010, the

Company’s internal control over financial reporting was not effective due to the material weakness noted below.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

Management concluded it did not maintain effective controls related to the accounting for the dissolution of the WBJV.  Specifically, although the company’s controls are designed effectively, the Company's controls did not operate effectively to identify the correct tax attributes arising on the transaction. Accordingly, management determined that this control deficiency constitutes a material weakness.

The Company’s evaluation of internal controls over financial reporting has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, who have expressed their opinion in their report included with the Company’s annual consolidated financial statements.

Changes in Internal Controls over Financial Reporting

During the three month period ended November 30, 2010, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

Going forward, the Company's internal controls relating to non-routine transactions will, where the company believes necessary, include consultations with external experts to ensure that non-routine transactions are recorded and accounted for in accordance with GAAP. In addition, management has hired additional accounting resources to improve the Company’s ability to account for non-routine transactions.  Management believes that the material weakness has been remediated, subject to testing in fiscal 2011 as part of the Company's annual assessment of the effectiveness of internal control over financial reporting.

9.

NYSE AMEX LLC CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE AMEX LLC (formerly the American Stock Exchange) (“NYSE-AMEX”). Section 110 of the NYSE-AMEX company guide permits NYSE-AMEX to consider the laws, customs and practices of foreign issuers in relaxing certain AMEX listing criteria, and to grant exemptions from NYSE-AMEX listing criteria based on these considerations. A company seeking relief under these provisions is required to provide written certification from independent local counsel that the non-complying practice is not prohibited by home country law. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE-AMEX standards is posted on the Company’s website at www.platinumgroupmetals.net and a copy of such description is available by written request made to the Company.

10.

OTHER INFORMATION

Additional information relating to the Company, including the Company’s Annual Information Form for the period ended November 30, 2010, may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

11.

SUBSEQUENT EVENTS

Subsequent events of a non-material nature may be discussed elsewhere within this document.  Details of specific subsequent events are as follows:

a)

Warrant Exercises

Subsequent to period end 8,116,350 common share purchase warrants have been exercised at a price of $1.75 per share for cash proceeds of $14,203,613 and 3,900 common share purchase warrants expired unexercised.  A total of 12,537,150 common share purchase warrants were issued at $1.75 as a part of the placement on June 16, 2009 as described above at note 6. (b)(v). These warrants had an expiry date of December 16, 2010.

b)

Options Exercises

Subsequent to period end 77,000 common share stock options have been exercised at $1.40 per share; 9,500 common share stock options have been exercised at $1.50 per share; 50,000 common share stock options have been exercised at $1.60 per share; 15,000 common share stock option exercised at $1.85 per share; as well as 50,000 common share stock option exercised at $1.95 per share. Total cash proceeds received for all 201,500 common share stock options is $327,300.

c)

Options Grant

On December 6, 2010 the Company granted 50,000 incentive stock options at a price of $2.20 per share to an employee; and on January 4, 2011 the Company granted 65,000 incentive stock options at a price of $2.57 per share to two employees; and on January 7, 2011 the Company granted 250,000 incentive stock options at a price of $2.36 per share to a newly appointed specialist advisor who is assisting the Company with commercial banking arrangements related to the Project 1 Platinum Mine capital requirements.

d)

Surface Rights

Subsequent to November 30, 2010 the Company exercised its purchase right and paid the purchase price balance due of Rand 117.0 million (approx. $16.71 million when paid).  Operating company Maseve has agreed to be assigned the cost and benefit of this property.

e)

Subscription into Maseve

The Company is commencing with development of the Project 1 Platinum Mine. The Company exercised its subscription right to go to a 74% project interest by way of a deposit of R 408.813 million ($59.47 million at actual exchange rate) on January 14, 2011 into the project holding and operating company Maseve.

Platinum Group Metals Ltd.

(Exploration and Development Stage Company)

Supplementary Information and MD&A

For the three months ended November 30, 2010

12.

LIST OF DIRECTORS AND OFFICERS

a) Directors:	b) Officers:
R. Michael Jones	R. Michael Jones (Chief Executive Officer)
Frank R. Hallam (Secretary)	Frank R. Hallam (Chief Financial Officer)
Iain McLean	Peter C. Busse (Chief Operating Officer)
Eric Carlson
Barry W. Smee